Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period

             Beginning January 1, 1999 and Ending December 31, 1999
                       ---------------            -----------------

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)

                           SUBSIDIARY                   SERVICE COMPANY
          ----------------------------------------------
                           ("Mutual" or "Subsidiary")

      Date of Incorporation April 21, 1949
      If not Incorporated, Date of Organization

      State or Sovereign Power Under Which Incorporated or Organized State of Alabama
      -------

         Location of Principal Executive Offices of Reporting Company
                           241 Ralph McGill Blvd., NE
                           Atlanta, Georgia 30308-3374

      Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                        Senior Vice              241 Ralph McGill Blvd., NE
      W. Dean Hudson    Pres.,Comptroller        Atlanta, Georgia  30308-3374
           (Name)       and Chief                        (Address)
                        Financial Officer
                           (Title)

      Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60

     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

                      INSTRUCTIONS FOR USE OF FORM U-13-60
                                   (Continued)

     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
      ----------------------------------------------

                                                      Schedule or         Page
      Description of Schedules and Accounts          Account Number      Number
      ------------------------------------           --------------      ------

         COMPARATIVE BALANCE SHEET                        Schedule I         4
         -------------------------

            SERVICE COMPANY PROPERTY                      Schedule II        5

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                              Schedule III       6

            INVESTMENTS                                   Schedule IV        7

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                  Schedule V         8

            FUEL STOCK EXPENSES UNDISTRIBUTED             Schedule VI        9

            STORES EXPENSE UNDISTRIBUTED                  Schedule VII       10

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                     Schedule VIII      11

            MISCELLANEOUS DEFERRED DEBITS                 Schedule IX        12

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                               Schedule X         13

            PROPRIETARY CAPITAL                           Schedule XI        14

            LONG-TERM DEBT                                Schedule XII       15

            CURRENT AND ACCRUED LIABILITIES               Schedule XIII      16

            NOTES TO FINANCIAL STATEMENTS                 Schedule XIV       17

         COMPARATIVE INCOME STATEMENT                     Schedule XV        18
         ----------------------------

            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                   Account 457        19

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                  Account 458        20

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                 Schedule XVI       21

      ---------------------------------------------


                                                   Schedule or          Page
      Description of Schedules and Accounts        Account Number      Number
      -------------------------------------        --------------      ------

            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                     Schedule XVII     22

            DEPARTMENTAL ANALYSIS OF SALARIES       Account 920       23

            OUTSIDE SERVICES EMPLOYED               Account 923       24

            EMPLOYEE PENSIONS AND BENEFITS          Account 926       25

            GENERAL ADVERTISING EXPENSES            Account 930.1     26

            MISCELLANEOUS GENERAL EXPENSES          Account 930.2     27

            RENTS                                   Account 931       28

            TAXES OTHER THAN INCOME TAXES           Account 408       29

            DONATIONS                               Account 426.1     30

            OTHER DEDUCTIONS                        Account 426.5     31

            NOTES TO STATEMENT OF INCOME            Schedule XVIII    32

            FINANCIAL DATA SCHEDULE                 Schedule XIX      33

            ORGANIZATION CHART                                        34
            ------------------

            METHODS OF ALLOCATION                                     35
            ---------------------

            ANNUAL STATEMENT OF COMPENSATION FOR USE
               OF CAPITAL BILLED                                      36
               -----------------

4

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                       ASSETS AND OTHER DEBITS         AS OF DECEMBER 31
-------                       -----------------------         -----------------
                                                              CURRENT     PRIOR
                                                              -------     -----
           SERVICE COMPANY PROPERTY
           ------------------------
    101       Service company property (Schedule II)         258,843    250,657
    107       Construction work in progress (Schedule II)        -           98
                                                             -------    -------
                  Total Property                             258,843    250,755
                                                             -------    -------
    108       Less accumulated provision for depreciation
                 and amortization of service company
                 property (Schedule III)                     125,810    141,287
                                                             -------    -------
                     Net Service Company Property            133,033    109,468
                                                             -------    -------

           INVESTMENTS
           -----------

    123       Investments in associate companies (Schedule IV)     -          -
    124       Other investments (Schedule IV)                  1,936      2,354
                                                             -------    -------
                 Total Investments                             1,936      2,354
                                                             -------     -------

          CURRENT AND ACCRUED ASSETS
          --------------------------

    131       Cash                                                 -          -
    134       Special deposits                                     -          -
    135       Working funds                                        -          4
    136       Temporary cash investments (Schedule IV)             -      1,100
    141       Notes receivable                                     -          -
    143       Accounts receivable                             27,176     28,762
    146       Accounts receivable from associate
                 companies (Schedule V)                      119,390    144,467
    152       Fuel stock expenses undistributed (Schedule VI)      -          -
    154       Materials and supplies                           2,645      2,414
    163       Stores expense undistributed (Schedule VII)          -          -
    165       Prepayments                                     16,088      8,539
                 (Schedule VIII)                                   -         81
                                                             -------    -------
                     Total Current and Accrued Assets        165,299    185,367
                                                             -------    -------

          DEFERRED DEBITS
          ---------------

    181       Unamortized debt expense                           282         -
    184       Clearing accounts                                  140       166
    186       Miscellaneous deferred debits (Schedule IX)     11,410    15,306
    188       Research, development, or demonstration
                 expenditures (Schedule X)                         -         -
    190       Accumulated deferred income taxes                    -         -
                                                             -------    ------
                     Total Deferred Debits                    11,832    15,472
                                                             -------   -------

                     TOTAL ASSETS AND OTHER DEBITS           312,100   312,661
                                                             =======   =======

                                                                             4A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET (CONTINUED)
                     --------------------------------------

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
-------               -----------------------------------     -----------------
                                                              CURRENT      PRIOR
                                                              -------      -----

           PROPRIETARY CAPITAL
           -------------------

    201    Common stock issued (Schedule XI)                     725        725
    211    Miscellaneous paid-in-capital (Schedule XI)           150        150
    215    Appropriated retained earnings (Schedule XI)            -          -
    216    Unappropriated retained earnings
                  (Schedule XI)                                    -          -
                                                             -------    -------
                      Total Proprietary Capital                  875        875
                                                             -------    -------

           LONG-TERM DEBT
           --------------

    223    Advances from associate companies (Schedule XII)       -          -
    224    Other long-term debt (Schedule XII)                47,068     33,295
    225    Unamortized premium on long-term debt                   -          -
    226    Unamortized discount on long-term debt-debit            -          -
                                                             -------    -------
                      Total Long-Term Debt                    47,068     33,295
                                                             -------    -------

        CURRENT AND ACCRUED LIABILITIES
        ----------------------------------

    231    Notes payable                                       6,532      2,726
    232    Accounts payable                                   19,491     68,808
    233    Notes payable to associated companies
              (Schedule XIII)                                 17,000          -
    234    Accounts payable to associate companies
               (Schedule XIII)                                13,189     32,754
    236    Taxes accrued                                       2,461      1,103
    237    Interest accrued                                      217          -
    238    Dividends declared                                      -          -
    241    Tax collections payable                            10,274      1,850
    242    Miscellaneous current and accrued
               liabilities (Schedule XIII)                    91,676     84,716
                                                             -------   --------
                 Total Current and Accrued Liabilities       160,840    191,957
                                                             -------   --------

        DEFERRED CREDITS
        -------------------

    253    Other deferred credits                           103,317     86,534
    255    Accumulated deferred investment tax credits            -          -
                                                             -------   -------
               Total Deferred Credits                       103,317     86,534
                                                            -------    -------


    282    ACCUMULATED DEFERRED INCOME TAXES                      -          -
           ---------------------------------                -------      -----

                  TOTAL LIABILITIES AND PROPRIETARY
                    CAPITAL                                 312,100    312,661
                                                            =======    =======



5

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                   SCHEDULE II
                                   -----------

                            SERVICE COMPANY PROPERTY
                            ------------------------

                                     BALANCE AT                                                       BALANCE AT
                                     BEGINNING                        RETIREMENTS        OTHER 1/      CLOSE OF
         DESCRIPTION                 OF YEAR        ADDITIONS         OR SALES          CHANGES         YEAR
      -----------                ----------         ---------        -----------        -------      -------


SERVICE COMPANY PROPERTY
------------------------

Account
------
301     ORGANIZATION                         -               -                -              -                -
303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -                -              -                -
304     LAND & LAND RIGHTS                   -               -                -              -                -
305     STRUCTURES AND
        IMPROVEMENTS                      42,165             -            (40,062)           -              2,103
306     LEASEHOLD
        IMPROVEMENTS                       8,855           7,604           (1,042)           -             15,417
307     EQUIPMENT 2/                     101,124           8,426           (2,302)          (266)         106,982
                  -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/                  28,071           1,918           (5,973)          (472)          23,544
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                         781               5              (36)            21              771
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/              27,579          43,456           (5,952)            (6)          65,077
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/                    42,082           3,739             (878)             6           44,949
                 -  -                    -------         -------         --------        -------          -------

          SUB-TOTAL                      250,657          65,148          (56,245)          (717)         258,843
                                         -------         -------         --------       --------          -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                        98             -                -              (98)             -
                    -                    -------         -------          -------        -------          -----

          TOTAL                          250,755          65,148          (56,245)          (815)         258,843
                                         =======         =======         ========        =======          =======


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-

Other changes amount of (716,351) include reclasses and adjustments to prior year assets. Prior year CWIP balance of 97,840.79 place in service 8/99 included in additions.

(Denotes red figure.)

                                                                            5A

                              --------------------

                             (Thousands of Dollars)

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                    BALANCE AT
                                                                     CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION             ADDITIONS           YEAR
---------       ----------------------             ----------       ----------

307/02          Research & Laboratory Equip.            1,328         5,026
307/04          Personal Computer Equip.                6,126        56,849
307/05          Computer Equipment                        303        24,517
307/11          Telephone Systems                         664        10,459
307/12          Telecommunications Equip.                   5        10,131
308/01          Furniture & Fixtures                    1,381        12,623
308/09          Data Handling Equipment
                  & Miscellaneous                         537        10,921
309/08          Autos, Trucks & Trailers                    5           771
310/07          Aircraft                               43,456        65,077
311/10          Software                                3,739        43,278
311/13          Coal Pilot Scale Combustion
                  Facility                                -           1,671
                                                       ------       -------

                              TOTAL                    57,544       241,323
                                                       ======       =======


3/              DESCRIBE OTHER SERVICE COMPANY PROPERTY:
-

        1.    Purchased computer software and software licenses.

        2.    Pulverized coal pilot scale combustion facility.

4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:
-

None @ 12/31/99

6

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                  SCHEDULE III
                                  ------------

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                   -----------------------------------------

                                                     ADDITIONS                           OTHER
                                    BALANCE AT        CHARGED                            CHARGES      BALANCE AT
                                    BEGINNING           TO                                ADD          CLOSE OF
      DESCRIPTION                    OF YEAR         ACCT #403       RETIREMENTS        (DEDUCT)         YEAR
      -----------                   ---------        ---------       -----------        --------       --------

Account
-------

301     ORGANIZATION                         -               -               -              -               -

303     MISCELLANEOUS

        INTANGIBLE PLANT                     -               -               -              -               -

304     LAND & LAND RIGHTS                   -               -               -              -               -

305     STRUCTURES AND
        IMPROVEMENTS                      27,756           2,001         (28,610)           -             1,147

306     LEASEHOLD

        IMPROVEMENTS                       3,575           1,028            (217)           -             4,386

307     EQUIPMENT                         67,166           9,412          (1,779)           -            74,799

308     OFFICE FURNITURE
        AND FIXTURES                      17,118           1,809          (3,239)           -            15,688

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                            682              59             (33)             -             708

310     AIRCRAFT AND
        AIRPORT EQUIPMENT                 11,221           1,788          (2,976)             -          10,033

311     OTHER SERVICE
        COMPANY PROPERTY                  13,769           5,814            (534)             -          19,049
                                         -------          ------         -------           ------       -------


        TOTAL                            141,287          21,911         (37,388)             -         125,810
                                         =======          ======         =======           ======       =======



( ) Denotes red figure.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                   SCHEDULE IV

                                   INVESTMENTS

INSTRUCTIONS:    Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                 Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                       BALANCE AT    BALANCE AT
                                                       BEGINNING      CLOSE OF
        DESCRIPTION                                     OF YEAR         YEAR
        -----------                                    ----------      ------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE
              COMPANIES                                     -              -

ACCOUNT 124 - OTHER INVESTMENTS

    Employee Merchandise Loans                              -              -
    Employee Energy Loans                               1,666          1,323
    ACE Limited - Reserve                                  69             69
    Employee Computer Loans                               619            544
                                                       ------         ------
        Subtotal                                        2,354          1,936

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                1,100              -
                                                       ------         ------

        TOTAL                                           3,454          1,936
                                                       ======         ======

8

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                   SCHEDULE V
                                   -----------

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                  --------------------------------------------

INSTRUCTIONS:     Complete the following schedule listing accounts
                  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                        BALANCE AT   BALANCE AT
                                                        BEGINNING      CLOSE OF
        DESCRIPTION                                      OF YEAR         YEAR
        -----------                                     ---------     ---------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                    3,003         7,502
    Alabama Power Company                                  38,099        29,408
    Georgia Power Company                                  58,587        41,384
    Gulf Power Company                                      7,486         6,601
    Mississippi Power Company                              10,050        11,005
    Savannah Electric and Power Company                     4,992         3,943
    Southern Communications Services, Inc.                  2,624         2,419
    Southern Company Energy Solutions, Inc.                 2,766         1,144
    Southern Electric Generating Company                      598           826
    Southern Electric Railroad Company                        254           383
    Southern Energy, Inc.                                   2,192         3,169
    Southern Information Holding Company                        2             2
    Southern Nuclear Operating Company, Inc.               13,591        10,997
    Southern Telecom, Inc.                                    223           607
                                                          -------       -------

        TOTAL                                             144,467       119,390
                                                          =======       =======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                      TOTAL
                                                                       PAYMENTS
                                                                       --------

    The Southern Company                                                   565
    Alabama Power Company                                              196,192
    Georgia Power Company                                              336,773
    Gulf Power Company                                                  41,643
    Mississippi Power Company                                           60,981
    Savannah Electric and Power Company                                 52,416
    Southern Communications Services, Inc.                              10,333
    Southern Company Energy Marketing                                   16,320
    Southern Company Energy Solutions, Inc.                              6,992
    Southern Electric Generating Company                                   227
    Southern Electric Railroad Company                                       -
    Southern Energy, Inc.                                               46,999
    Southern Nuclear Operating Company, Inc.                           112,983
                                                                       -------


The major portion of the above expenses consists of Integrated System Power Pool transactions, transactions relating to the System Pension Plan, transactions relating to the Employee Savings Plan, transactions relating to third party payroll payments, and transactions relating to the Employee Stock Ownership Plan.

        TOTAL PAYMENTS                                                 882,424
                                                                       =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                   SCHEDULE VI
                                   -----------

                        FUEL STOCK EXPENSES UNDISTRIBUTED
                        ----------------------------------

INSTRUCTIONS:      Report the amount of labor and expenses incurred with
                   respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                   Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

        DESCRIPTION                             LABOR    EXPENSES      TOTAL
        -----------                             -----    -------       -----


ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                               5,703       4,624      10,327

Total amount billed during current
    year as follows:

Associated Companies

    The Southern Company                           (1)        -            (1)
    Alabama Power Company                      (1,647)     (1,399)     (3,046)
    Georgia Power Company                      (2,412)     (1,975)     (4,387)
    Gulf Power Company                           (592)       (453)     (1,045)
    Mississippi Power Company                    (472)       (370)       (842)
    Savannah Electric and Power Company          (229)       (161)       (390)
    Southern Company Energy Solutions Inc.         (3)         (2)         (5)
    Southern Electric Generating Company         (155)       (135)       (290)
    Southern Electric Railroad Company            -           -           -
    Southern Energy, Inc.                        (192)       (129)       (321)
    Southern Nuclear Operating Company, Inc.        -           -           -
                                               ------      ------     -------

        Subtotal                               (5,703)     (4,624)    (10,327)
                                               ------      ------     -------

    Nonassociated Companies                         -           -           -


        TOTAL                                       0           0           0
                                               ======      ======     =======


SUMMARY: Fuel services performed by the service company consist of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.

10

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                   -------------------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                            LABOR     EXPENSES       TOTAL
        -----------                            -----     --------       -----


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                  SCHEDULE VIII
                                  -------------

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                    ----------------------------------------

INSTRUCTIONS:    Provide detail of items in this account.  Items less than
                 $10,000 may be grouped, showing the number of items in each group.

                                                        BALANCE AT   BALANCE AT
                                                        BEGINNING      CLOSE OF
        DESCRIPTION                                      OF YEAR       YEAR
        -----------                                     ----------   ---------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
        Interest Receivable -Temporary

        Cash Investments                                         6          -

        Accounts Payable Suspense                               75          -
                                                             -----        ---

          Total                                                 81          -
                                                             =====        ===

12

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                   SCHEDULE IX
                                   -----------

                          MISCELLANEOUS DEFERRED DEBITS
                          -----------------------------

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each class.

                                                     BALANCE AT      BALANCE AT
                                                      BEGINNING       CLOSE OF
        DESCRIPTION                                    YEAR            YEAR
        -----------                                   -------        ---------


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Deferred Payroll Charge                         8,181            8,852

    Deposit for Georgia Sales and Use Tax              25               25

    Wilsonville Clean-up                            1,905               22

    Executive Stock Option Taxes                        5              -

    Retire Capital Items                              184              185

    Unamortized Leasehold - Bldg. 66                2,146              -

    Unamortized Leasehold - Bldg. 64                1,853              -

    Unamortized Leasehold - Inverness                 416              320

    Sundry Delayed Clearance                          591            2,006
                                                  -------          -------



    Total                                          15,306           11,410
                                                  =======          =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                   SCHEDULE X
                                   -----------
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
               ---------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project that incurred costs by the service corporation during the year.

        DESCRIPTION                                                    AMOUNT
        -----------                                                    ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                EXPENDITURES                                            31,890

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Hammond Wall Fired Project                                         (15)

    Other Government Projects:
        PSDF/Hot Gas Cleanup Project                                   (21,361)
        Switchgrass Demonstration (SRI/DOE)                                 (9)
        Liquefaction                                                       (17)

EPRI Projects:
    Time Limited Aging Analysis                                            (80)
    GNOCIS Demonstration                                                   (16)
    RE&A EPRI Contracts                                                   (239)
    Advanced End-Use Technologies                                         (229)
    Engineering EPRI Projects                                             (336)
    EPRI Bulk Trans. System Reliability                                   (303)

Associate Companies:
    End-Use Research Projects                                           (2,012)
    Pwr Delivery Research-Overhead Transmission                           (625)
    Pwr Delivery Research-Transmission Substations                        (499)
    Pwr Delivery Research-Distribution                                    (709)
    Air Quality Studies                                                   (138)
    Combustion & Fuel Effects                                             (762)
    Research Administration                                               (492)
    Flue Gas Treatment                                                    (349)
    Power Delivery Research                                                (20)
    Advanced End-Use Technology Research                                (1,188)
    Particulate Control Studies                                           (473)
    Advanced Energy Systems                                             (1,327)
    Thermal & Fluid Sciences                                              (625)
    R&D Tech Econ Assessments                                              (66)
                                                                      --------

TOTAL AMOUNT BILLED/INCURRED                                           (31,890)
                                                                      --------

        TOTAL                                                                0
                                                                      ========

14

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL

                           NUMBER OF       PAR OR STATED          OUTSTANDING
ACCOUNT                     SHARES            VALUE                  CLOSE
NUMBER   CLASS OF STOCK    AUTHORIZED       PER SHARE              OF PERIOD
-------  --------------    ----------      -------------          ----------

201       COMMON STOCK                                            NO. OF SHARES
           ISSUED           17,000           50.00                14,500

                                                                  TOTAL AMOUNT
                                                                  725

INSTRUCTIONS:   Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION                                              AMOUNT
-----------                                              ------

ACCOUNT 211

            MISCELLANEOUS PAID-IN CAPITAL                  150

ACCOUNT 215

            APPROPRIATED RETAINED EARNINGS                   -

TOTAL                                                      150

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                              BALANCE AT    NET INCOME                BALANCE AT
                              BEGINNING         OR        DIVIDENDS     CLOSE
DESCRIPTION                    OF YEAR        (LOSS)        PAID       OF YEAR
-----------                   ---------     ----------    ---------   --------

ACCOUNT 216

   UNAPPROPRIATED RETAINED
   EARNINGS                         -           -              -          -

TOTAL                               -           -              -          -

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
                Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                      TERMS OF OBLIG     DATE                                   BALANCE AT                              BALANCE At
                      CLASS & SERIES      OF        INTEREST     AMOUNT         BEGINNING                   1/            CLOSE
NAME OF CREDITOR      OF OBLIGATION    MATURITY       RATE     AUTHORIZED       OF YEAR       ADDITIONS  DEDUCTIONS      OF YEAR
----------------      --------------   --------     --------   ----------      ----------     ---------  ----------     ----------


ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

              NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
NOTES PAYABLE
Merrill Lynch & Co.                  12/15/2009      7.625      40,000            -           40,000          -           40,000
Equity Office Properties             12/01/2005      7.25       13,600            -           13,600        6,532          7,068
                                                               -------         ------         ------       ------         ------
    Subtotal                                                    53,600            -           53,600        6,532         47,068
                                                               -------         ------         ------       ------         ------
CAPITAL LEASE OBLIGATION
Equity Office Properties             02/01/2011      9.25        7,225          5,015            -          5,015             -
Equity Office Properties             02/01/2006     13.00       41,451         28,280            -         28,280             -
                                                               -------         ------         ------       ------         ------
    Subtotal                                                    48,676         33,295            -         33,295             -
                                                               -------         ------         ------       ------         ------
TOTAL                                                          102,276         33,295         53,600       39,827         47,068
                                                               =======         ======         ======       ======         ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:     Equity Office Properties (Notes Payable) - Deductions of $6,532,087.13 transferred to current maturities.
                                             Equity Office Properties (Capital Lease) - Deductions of $33,294,657.49 transferred to current maturities.


16

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                 BALANCE AT        BALANCE AT
                                                 BEGINNING         CLOSE OF
        DESCRIPTION                              OF YEAR           YEAR
        -----------                              ----------        ------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                             -              17,000
                                                   -----            ------
        TOTAL                                        -              17,000
                                                   =====            ======

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                               5               -
    Alabama Power Company                         22,458             4,813
    Georgia Power Company                          6,185             1,536
    Gulf Power Company                             2,958             6,013
    Mississippi Power Company                        151               206
    Savannah Electric and Power Company              326                26
    Southern Communications Services, Inc.           142               500
    Southern Nuclear Operating Company, Inc.         467                33
    Southern Company Energy Solutions, Inc.           62                62
                                                  ------            ------
        TOTAL                                     32,754            13,189
                                                  ======            ======

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay (PPP)                           26,516            28,064
    Vacation Clearing Account                     17,605            17,915
    Accrued Labor & Related Overheads              7,220             7,637
    Employee Group Insurance Premiums                -               1,200
    Early Retirement Benefits                      1,490             1,483
    Productivity Improvement Program              20,924            22,903
    Accumulated Provision for Major Overhaul
        of Aircraft                                1,090             1,809
    Supplemental Pensions and Benefits             1,982             1,899
    Department of Energy                             -                 -
    Flex and Save Benefits                         4,262             2,015
    Post Employment Benefits                          66                66
    Severance Pay                                  2,589             2,749
    Metro Life Advance-Current                       256               296
    Performance Dividend Plan                        574             2,318
    Employee Merchandise Withholding                  19                23


(Continued on Page 16A)

                                                                            16A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

                                   (Continued)

                                              BALANCE AT     BALANCE AT
                                              BEGINNING       CLOSE OF
        DESCRIPTION                            OF YEAR          YEAR
        -----------                           ----------      -------


    Associate Companies - ESP                      -               -
    Commitment Fees - Credit Lines                 -               -
    Accrued Bank Fees                              -               -
    SCS - Employee Savings Plan                    -               -
    Special Transmission Studies                   -               158
    SCS - U.S. Savings Bonds Withholdings          108              99
    Funds Dist-Holders SE P&L Corp.                 13              13
    Employee Energy/PC Loan W/H                    -               -
    SCS-FLEX Benefits Premiums                     -             1,033
    Miscellaneous (24 Beginning)(32 Ending)          2              (4)
                                                ------          ------

        TOTAL                                   84,716          91,676
                                                ======          ======

17

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

        General

         Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

         The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and to that company's subsidiaries, as further discussed in Note 2.

         The financial statements are prepared in conformity with generally accepted accounting principles, which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents

         The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

        Income Taxes

         The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization

         Property and equipment, including any interest capitalized during construction, are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 3 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

         On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.

                                                                            17A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

2.      SERVICE AGREEMENTS

        The Southern Company and each of its operating subsidiaries (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric), Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company), Southern Energy, Inc. (a subsidiary of The Southern Company which develops and manages electricity and other energy related projects worldwide, including domestic energy trading and marketing), Southern Company Energy Solutions, Inc. (a subsidiary of The Southern Company which develops new business opportunities related to energy products and services), Southern Nuclear Operating Company, Inc. (a subsidiary of The Southern Company which provides services to Southern Company's nuclear power plants), Southern Electric Railroad Company (a subsidiary of The Southern Company, which provides railroad services to the operating subsidiaries) and Southern Communications Services, Inc. (Southern LINC; a subsidiary of The Southern Company, which provides digital wireless communications services to the operating subsidiaries and the public in the southeast) have entered into agreements with the Company under which the Company renders the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, information resources, marketing, auditing, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of operating subsidiaries, power pool operations. The agreements shall be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3.      RETIREMENT BENEFITS

        The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. Trusts are funded to the extent deductible under federal income tax regulations. In 1998, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 132, Employers' Disclosure about Pensions and Other Post-Retirement Benefits. The measurement date is September 30 for each year.

17B

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------


                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Pension Plans

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows: (In Thousands)

                                     Projected Benefit Obligations
                                     -----------------------------
                                       1999                 1998
                                     ----------           -------

        Balance at beginning of year  422,401               350,319
        Service cost                   15,191                12,939
        Interest cost                  28,079                25,800
        Benefits paid                 (13,994)              (13,192)
        Actuarial (gain) loss         (16,080)               46,535
                                      -------               -------
          Balance at end of year      435,597               422,401
                                      =======               =======


                                                 Plan Assets
                                            --------------------
                                         1999                  1998
                                      ----------             -------

        Balance at beginning of year    592,025              557,333
        Actual return on plan assets     90,990                3,052
        Employer contributions              -                    -
        Benefits paid                   (13,994)             (13,192)
        Receivables/Payables due to
          transfers                       7,229               44,832
                                        -------              -------
            Balance at end of year      676,250              592,025
                                        =======              =======


The accrued pension costs recognized in the Balance Sheets are as follows:
(In Thousands)

                                               1999              1998
                                            ----------          -------

        Funded status                         240,653           169,624
        Unrecognized transition obligation     (8,808)          (10,093)
        Unrecognized prior service cost        10,583            11,454
        Unrecognized net gain                (231,104)         (167,269)
        Fourth quarter contributions              -                 -
                                              -------           --------
          Prepaid asset recognized in the
            Balance Sheet                      11,324             3,716
                                               ======             =====

                                                                             17C

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the plan's net periodic cost were as follows:  (In Thousands)

                                            1999                      1998
                                         ----------                 -------

        Service cost                       15,191                    12,939
        Interest cost                      28,079                    25,800
        Expected return on plan assets    (44,715)                  (38,676)
        Recognized net gain                (5,748)                   (5,599)
        Net amortization                     (415)                     (415)
                                          -------                   --------
          Net pension income               (7,608)                   (5,951)
                                          =======                   ========

Post-retirement Benefits

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows: (In Thousands)

                                                    Projected Benefit
                                                -------------------------
                                            1999                        1998
                                         ----------                   -------

        Balance at beginning of year      101,754                      85,163
        Service cost                        2,540                       2,085
        Interest cost                       6,729                       6,252
        Benefits paid                      (2,516)                     (2,428)
        Actuarial loss                    (13,876)                     10,682
                                          -------                     -------
          Balance at end of year           94,631                     101,754
                                          =======                     =======

                                                       Plan Assets
                                                  --------------------
                                            1999                        1998
                                         ----------                   -------

        Balance at beginning of year       22,286                      22,154
        Actual return on plan assets        3,737                         132
        Employer contributions              2,516                       2,428
        Benefits paid                      (2,516)                     (2,428)
                                          -------                     -------
          Balance at end of year           26,023                      22,286
                                          =======                     =======

The accrued post-retirement costs recognized in the Balance Sheets are as follows: (In Thousands)

                                                   1999            1998
                                                ----------       -------

        Funded status                            (68,607)        (79,468)
        Unrecognized transition obligation         5,361           5,765
        Unrecognized prior service cost              (16)            (17)
        Unrecognized net gain                      1,166          17,424
        Fourth quarter contributions                 743             363
                                                 -------         -------
        Accrued liability recognized in the
          Balance Sheet                          (61,353)        (55,933)
                                                 =======         =======

17D

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the plan's net periodic cost were as follows:  (In Thousands)

                                            1999                        1998
                                         ----------                   -------

        Service cost                        2,540                       2,085
        Interest cost                       6,729                       6,252
        Expected return on plan assets     (1,828)                     (1,654)
        Recognized net gain                   472                         115
        Net amortization                      403                         404
                                          -------                     -------
          Net post-retirement cost          8,316                       7,202
                                          =======                     =======


The weighted average rates assumed in the actuarial calculations for both the pension plans and post-retirement benefits were:

                                           1999             1998
                                           ----             ----

        Discount                           7.50%            6.75%
        Annual salary increase             5.00%            4.25%
        Long-term return on plan assets    8.50%            8.50%


        An additional assumption used in measuring the accumulated post-retirement benefit obligation was a weighted average medical care cost trend rate of 7.74 percent for 1999 decreasing gradually to 5.50 percent through the year 2005 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 1999 as follows:
        (In Thousands)

                                            1 Percent        1 Percent
                                             Increase         Decrease

        Benefit obligation                      5,704          (4,866)
        Service and interest costs                530            (449)


Work Force Reduction Programs

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $5 million, $2 million, and $7 million for 1999, 1998, and 1997, respectively. These costs were charged to expense.

                                                                             17E

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

4.      OPERATING LEASES

         The Company has operating lease agreements with various terms and expiration dates. Rental expense under all operating leases was approximately $76,790,000, $65,769,000 and $49,931,000 in 1999, 1998
         and 1997, respectively. Future minimum lease payments under noncancelable operating leases at December 31, 1999 were as follows:
         (In Thousands)


            2000                        42,519
            2001                        27,704
            2002                        17,068
            2003                        11,877
            2004                        11,059
            Thereafter                  21,322
                                       -------
              Total                    131,549
                                       =======

5.      LONG-TERM DEBT AND NOTES PAYABLE - OTHER

         Details of long-term debt and notes payable - other at December 31 are as follows: (In Thousands)

                                               1999               1998
                                              ------             -----
           Notes Payable:
               7.625% Due 2009                40,000                 -
               7.25% Due 2005                 13,600                 -
               Less Current Maturities        (6,532)                -
                                             -------             -----
               Long-Term Notes Payable        47,068                 -

           Capitalized lease obligations:
               9.25% building lease              -                 5,260
               13.00% building lease             -                30,761
               Less Current Maturities           -                (2,726)
                                             -------             -------

               Long-Term Capital Leases          -                33,295
                                             -------             -------

           Total Long-Term Debt               47,068              33,295
                                             =======             =======

17F

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

         In December 1999, Southern Company Services entered into a lease buyout agreement with Equity Office Properties on long-term capital lease obligations of Perimeter Center East. The amount agreed upon includes a long-term Notes Payable in the amount of $8,200,000 which will be amortized at 7.25% for six years, ending December 1, 2005.

         On December 15, 1999, Southern Company Services, Inc. issued $40,000,000 of Series A 7.625% Senior Notes to Merrill Lynch & Co. with proceeds being used to repay short-term debt to Southern Company and for various other corporate purposes. The entire principal will be due and payable on December 15, 2009. The Southern Company has guaranteed the principal and interest of the above.

         Maturities over the next five years of the Company's long-term debt outstanding at December 31, 1999 are as follows: (In Thousands)

               2000                         6,532
               2001                         1,217
               2002                         1,308
               2003                         1,406
               2004                         1,512
               Thereafter                  41,625
                                           ------
                 Total                     53,600
                                           ======


        Financial Instruments

        The Company did not have financial instruments, in either 1998 or 1999, which require disclosure in accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments."

6.      PURCHASE COMMITMENTS

        The Company has various purchase commitments. At December 31, 1999, total capital expenditures are budgeted to be approximately $30,043,000 in 2000.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE XV

                               STATEMENT OF INCOME

ACCOUNT             DESCRIPTION                      CURRENT YEAR    PRIOR YEAR
-------             -----------                      ------------    ----------


        INCOME

   457     Services rendered to associate companies      750,217      709,127
   458     Services rendered to nonassociate
               companies                                  32,835       35,515
   421     Miscellaneous income or loss                   15,692        8,339
                                                         -------      -------

                  Total Income                           798,744      752,981
                                                         -------      -------

        EXPENSE

   920     Salaries and wages                            286,325      262,950
   921     Office supplies and expenses                  101,312      104,037
   922     Administrative expense transferred-
               credit                                        -            -
   923     Outside services employed                     173,709      192,241
   924     Property insurance                                714          725
   925     Injuries and damages                               86           81
   926     Employee pensions and benefits                 26,291       22,830
   928     Regulatory commission expense                     123          143
   930.1   General advertising expenses                   15,615          -
   930.2   Miscellaneous general expenses                 37,827       33,212
   931     Rents  76,790                                  65,769
   932     Maintenance of structures and
               equipment                                  29,351       31,897
   403     Depreciation and amortization expense          21,911       15,847
   408     Taxes other than income taxes                  19,223       17,006
   409     Income taxes                                      300           46
   410     Provision for deferred income taxes               -            -
   411     Provision for deferred income taxes -
               credit                                        -            -
   411.5   Investment tax credit                             -            -
   426.1   Donations                                       1,544        1,344
   426.5   Other deductions                                  -            -
   427     Interest on long-term debt                      4,086        3,737
   430     Interest on debt to associate companies         2,352          683
   431     Other interest expense                          1,185          433
                                                         -------      -------

                  Total Expense                          798,744      752,981
                                                         -------      -------

                  Net Income                                 -            -
                                                         =======      =======

19

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457


                                    DIRECT          INDIRECT       COMPENSAT'N        TOTAL
                                    COSTS           COSTS          FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY           CHARGED         CHARGED        OF CAPITAL         BILLED
-------------------------           -------         --------       -----------        ------
                                    457-1           457-2          457-3

The Southern Company                 35,886          3,774            317            39,977

Alabama Power Company               171,329         39,135          2,138           212,602

Georgia Power Company               200,828         49,896          2,700           253,424

Gulf Power Company                   33,922          7,956            411            42,289

Mississippi Power Company            35,377          8,880            454            44,711

Savannah Electric & Power Co.        12,107          3,433            181            15,721

Southern Communication

  Services, Inc.                     24,757            834             70            25,661

Southern Company Energy

  Solutions, Inc.                     8,067          2,851            120            11,038

Southern Electric Generating Co.      2,402            745             32             3,179

Southern Electric Railroad Company      555            185              7               747

Southern Energy, Inc.                14,428          4,479            236            19,143

Southern Nuclear Operating Co.       62,242         16,877            837            79,956

Southern Telecom, Inc.                1,294            458             17             1,769
                                    -------        -------          -----           -------


          TOTAL                     603,194        139,503          7,520           750,217
                                    =======        =======          =====           =======


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                               -------------------
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

                                          DIRECT       INDIRECT     COMPENSATION                        EXCESS            TOTAL
                                          COSTS         COSTS         FOR USE            TOTAL            OR              AMOUNT
NAME OF NONASSOCIATE COMPANY             CHARGED       CHARGED       OF CAPITAL          COST         DEFICIENCY          BILLED
----------------------------             -------       -------      --------------       -----        ----------          ------
                                          458-1         458-2          458-3                            458-4

Department of Energy (DOE)                $19,179        $2,176        $   39          $21,394             $0             $21,394
DOE/Southern Research Institute                 9             0             0                9              0                   9
Electric Power Research Institute             908           271            24            1,203              0               1,203
APC Credit Union                               39             0             0               39              0                  39
Economic Development Partnership                8             0             0                8              0                   8
Assoc. of Edison Illuminating Co.               6             0             0                6              0                   6
Motorola                                       12             0             0               12              0                  12
Gulf Power Credit Union                        17             0             0               17              0                  17
Energy Ins. - Bermuda                          32            14             1               47              0                  47
ALTEC Industries                               12             0             0               12              0                  12
AT & T                                          5             0             0                5              0                   5
Southern Interexchange                         22             0             0               22              0                  22
MCI                                            14             0             0               14              0                  14
Mercedes-Benz                                   8             0             0                8              0                   8
Southern System Master Retirement Trust       646             0             0              646              0                 646
Geothermal Heat Pump Consortium                85             4             1               90              0                  90
Metro Atlanta Host Committee                2,156           120            18            2,294              0               2,294
Infocure                                       15             0             0               15              0                  15
L. M. Berry                                    35             0             0               35              0                  35
GEAC Computer System                          428             0             0              428              0                 428
Phillips Electronics                           33             0             0               33              0                  33
Crawford & Co.                                123             0             0              123              0                 123
GE Capital                                    325             0             0              325              0                 325
SAGE                                           83             0             0               83              0                  83
FP&L; JEA; Tallahassee, FPC (Unit Power
  Sale - True-up)                              69            50             6              125              0                 125
FP&L; JEA, Tallahassee, FPC                 1,881             0             0            1,881              0               1,881
Oglethorpe Power Corporation                3,609             0             0            3,609              0               3,609
Southeastern Electric Reliability
  Council                                      15             0             0               15              0                  15
Georgia Electric Marketing System Study         7             2             0                9              0                   9
CP&L Study                                     25             9             1               35              0                  35
Tenaska                                        13             0             0               13              0                  13



                                                                            20A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING
                               -------------------
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458 (CONTINUED)


CP&L                                            12             5             1               18              0                  18
Coral Power                                      4             2             0                6              0                   6
Tenaska/AL                                      12             5             2               19              0                  19
Mobile Energy Services                           7             2             0                9              0                   9
LPM System                                       4             2             0                6              0                   6
MESCo                                            5             2             0                7              0                   7
AEC                                              5             2             0                7              0                   7
Alabama Electric Cooperative                    24             2             2               28              0                  28
Crisp County Power Commission                    6             1             0                7              0                   7
Municipal Electric Authority                    32             2             2               36              0                  36
Oglethorpe Power Corporation                    70             6             3               79              0                  79
South Mississippi Electric Power                14             1             1               16              0                  16
Southeastern Electric Pwr. Administration       11             1             1               13              0                  13
Other (25 items less than $5,000)               22             6             1               29              0                  29
                                           -------        ------         -----          -------            ---             -------

     TOTAL                                 $30,047        $2,685          $103          $32,835             $0             $32,835
                                           =======        ======          ====          =======             ==             =======


INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:

         Department of Energy (DOE) - Contract services concerning clean coal technology, Power System Development Facility/hot gas cleanup project. Cleanup of Liquefaction project main site. Switchgrass Demonstration.

         Electric Power Research Institute - Ltd. Aging Analysis; GNOCIS demonstrations, ash in agriculture and land reclamation facility; NOX reduction and performance; evaluation of fly ash; real time heat rate & USABC; CFD Modeling, flywheel evaluation; MGP ROAM modeling; multimedia diesel cleanup; electrokinetic remediation; phytoremediation of arsenic contaminated soil; PCB soils treatment, and bulk transmission system reliability evaluation.

         APC Credit Union, Econ. Develop. Partnership, Edison Illuminating Co., Motorola, Gulf Credit Union, ALTEC Industries - Telecommunication services.

         Energy Insurance - Bermuda - GPC RMIS conversion project.

         AT&T, Southern Interexchange, MCI - Telecommunication services related to fiber optics.

         Mercedes-Benz - Training and materials at Southern Company College.

         Bankers Trust Company (Southern System Master Retirement Trust) - Management and administration of Pension Fund for the Southern Company.

         Geothermal Heat Pump Consortium - Marketing Services and Marketing Research.

         Metro Atlanta Host Committee - Planning committee for Super Bowl 2000.

         Infocure, L.M. Berry, GEAC Computer Systems, Phillips Electronics, Crawford & Co., GE Capital, SAGE - O&M sublease expenses at Perimeter Center East buildings.

         FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) true-up and scheduling agreements.

         Oglethorpe Power - Transmission Planning Operations (TPO) scheduling fees and SERC security coordinator.

         Southeastern Electric Reliability Council - Occupancy, telecommunications and other related services.

         Georgia Electric Marketing, CP&L, Tenaska, Coral Power, Tenaska/AL, Mobile Energy Svs, LPM, MESCo, AEC - Transmission impact and interconnection studies.

         Ala. Electric Coop, Crisp County Pwr. Com., MEAG, OPC, S. Miss Elec Pwr., SEPA - Southeastern Electric Reliability Council (SERC) security coordinator.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE

                      ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                   ASSOCIATE COMPANY CHARGES          NONASSOCIATE COMPANY CHARGES  TOTAL CHARGES FOR SERVICE
                                   -----------------------------      ----------------------------  ----------------------------
                                   DIRECT     INDIRECT                DIRECT  INDIRECT               DIRECT    INDIRECT
DESCRIPTION OF ITEMS                COST        COST       TOTAL       COST     COST        TOTAL     COST       COST      TOTAL
--------------------               --------   -----------  -----      -------------------   -----    ------    ------      -----


920   SALARIES AND WAGES          $264,259    $15,217    $279,476    $ 6,690   $  159     $ 6,849    $270,949  $ 15,376  $286,325
921   OFFICE SUPPLIES & EXPENSES    85,121      9,678      94,799      6,223      290       6,513      91,344     9,968   101,312
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT              -          -           -          -        -           -           -         -         -
923   OUTSIDE SERVICES EMPLOYED    155,878      7,145     163,023     10,596       90      10,686     166,474     7,235   173,709
924   PROPERTY INSURANCE               348        202         550        158        6         164         506       208       714
925   INJURIES AND DAMAGES              23         61          84        -          2           2          23        63        86
926   EMPLOYEE PENSIONS
       & BENEFITS                    6,549     19,256      25,805        -        486         486       6,549    19,742    26,291
928   REGULATORY COMMISSION
       EXPENSE                         123        -           123        -        -           -           123       -         123
930.1 GENERAL ADVERTISING
       EXPENSES                     15,615        -        15,615        -        -           -        15,615       -      15,615
930.2 MISCELLANEOUS GENERAL
       EXPENSES                    (23,759)    55,033      31,274      5,388    1,165       6,553     (18,371)   56,198    37,827
931   RENTS                         65,375     11,267      76,642         89       59         148      65,464    11,326    76,790
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT                26,119      2,347      28,466        870       15         885      26,989     2,362    29,351
403   DEPRECIATION & AMORTIZATION
       EXPENSE                      17,703      4,146      21,849         33       29          62      17,736     4,175    21,911
408   TAXES OTHER THAN INCOME
       TAXES                         4,462     14,377      18,839        -        384         384       4,462    14,761    19,223
409   INCOME TAXES                     295          5         300        -        -           -           295         5       300
410   PROVISION FOR DEFERRED
       INCOME TAXES                    -          -           -          -        -           -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT             -          -           -          -        -           -           -         -         -
411.5 INVESTMENT TAX CREDIT            -          -           -          -        -           -           -         -         -
426.1 DONATIONS                        775        769       1,544        -        -           -           775       769     1,544
                                  -------- ----------  -----------    ------  ------- -----------  -----------  --------- --------
        SUBTOTAL EXPENSES =        618,886    139,503     758,389     30,047    2,685      32,732     648,933   142,188   791,121


                                                                             21A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE

                      ASSOCIATE AND NONASSOCIATE COMPANIES

                                  ASSOCIATE COMPANY CHARGES          NONASSOCIATE COMPANY CHARGES     TOTAL CHARGES FOR SERVICE
                                  -----------------------------      ----------------------------     -----------------------------
                                  DIRECT     INDIRECT                DIRECT  INDIRECT                 DIRECT    INDIRECT
DESCRIPTION OF ITEMS               COST        COST       TOTAL       COST     COST     TOTAL          COST       COST       TOTAL
--------------------              --------   --------     -----      ------- --------   -----         ------    ------       -----


427   INTEREST ON LONG-TERM DEBT      -          -         4,031        -        -         55            -         -         4,086
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES            -          -         2,320        -        -         32            -         -         2,352
431   OTHER INTEREST EXPENSE          -          -         1,169        -        -         16            -         -         1,185
                                 ---------  ---------   ---------   --------  ------  --------        --------- --------  ----------
        TOTAL EXPENSES =          618,886    139,503     765,909     30,047    2,685   32,835          648,933   142,188   798,744
421   MISCELLANEOUS GAIN          (15,692)       -       (15,692)       -        -         -           (15,692)    -       (15,692)
                                 --------   ---------  ----------   --------  ------  --------        --------  --------  ----------
        TOTAL COST OF SERVICE =  $603,194   $139,503    $750,217    $30,047   $2,685  $32,835         $633,241  $142,188  $783,052
                                 ========   ========    ========    =======   ======  =======         ========  ========  ========

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY

                         DEPARTMENT OR SERVICE FUNCTION

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)

                         DEPARTMENT OR SERVICE FUNCTION

                                                                           Finance                      Human
                                           Total                             and     Governmental   Resources and    Information
DESCRIPTION OF ITEMS                       Amount   Engineering Executive Accounting   Affairs      Administration   Resources

920    SALARIES AND WAGES                 $286,325   $65,692    $ 8,101    $19,107      $ 1,317       $22,490         $ 73,090
921    OFFICE SUPPLIES AND EXPENSES        101,312    11,752      3,189      4,595          826         6,744           49,280
922    ADMINISTRATIVE EXP. TRANSFERRED CR.     -         -          -          -            -             -                -
923    OUTSIDE SERVICES EMPLOYED           173,709    42,620     11,692      6,410          709        10,648           32,077
924    PROPERTY INSURANCE                      714        63          3         17            1            22               82
925    INJURIES AND DAMAGES                     86        20          1          5          -               6               26
926    EMPLOYEE PENSIONS & BENEFITS         26,291     5,295        455      1,543           85         1,895            6,429
928    REGULATORY COMMISSION EXPENSE           123       -          -          -            -             -                -
930.1  GENERAL ADVERTISING EXPENSES         15,615       -          -          -            -             -                -
930.2  MISCELLANEOUS GENERAL EXPENSES       37,827     1,958      3,135        424          452         3,572           11,573
931    RENTS                                76,790     2,916      1,159      1,334           34         1,872           58,683
932    MAINTENANCE OF STRUCTURES & EQUIP    29,351     1,441        224        111           14           487           18,162
403    DEPRECIATION & AMORTIZATION,
         EXPENSE                            21,911     1,519        786        482           38           478            8,684
408    TAXES OTHER THAN INCOME TAXES        19,223     4,734        284      1,164           55         1,491            5,625
409    INCOME TAXES                            300       -          -          -            -             -                -
410    PROVISION FOR DEFERRED INCOME TAXES     -         -          -          -            -             -                -
411    PROVISION FOR DEFERRED INCOME
         TAXES - CREDIT                        -         -          -          -            -             -                -
426.1  DONATIONS                             1,544         1        356        -            340            41              -
427    INTEREST ON LONG-TERM DEBT            4,086       248        398        450            1           403            1,589
430    INTEREST ON DEBT TO ASSOCIATE CO.     2,352       174         40         45            7            65              685
431    OTHER INTEREST EXPENSE                1,185        79         20         20            3            29              324
                                          --------- ----------   -------   --------      ------       -------         --------
         TOTAL EXPENSES                    798,744   138,512     29,843     35,707        3,882        50,243          266,309
421    MISCELLANEOUS LOSS                  (15,692)   (4,687)      (712)      (851)         (93)       (1,198)          (1,040)
                                          --------  ----------  --------   -------       ------       -------         --------


       TOTAL COSTS                        $783,052  $133,825    $29,131    $34,856       $3,789       $49,045         $265,269
                                          ========  ========    =======    =======       ======       =======         ========


                                                                            22A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 1999
                                         -----------------
                             (Thousands of Dollars)

                                  SCHEDULE XVII (CONTINUED)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY

                         DEPARTMENT OR SERVICE FUNCTION

                         DEPARTMENT OR SERVICE FUNCTION


                                  Planning                                  Research and
ACCOUNT           Internal     Market Research                   Public     Environmental     System       Administrative  External
NUMBER              Audit        and Support     Production    Relations       Affairs        Aircraft      and General    Affairs
-------           --------     ----------------  ----------    ---------    -------------     --------     -------------   -------

   920            $6,624          $11,437        $46,666        $ 2,600       $ 8,756        $3,484           $ 9,317      $ 7,644
   921             1,317            1,588          7,856          1,835         6,672         1,307             2,100        2,251
   922               -                -              -              -             -             -                 -            -
   923             1,142           14,965          7,608          2,149        31,161           166           (11,545)      23,907
   924                 6               13             39              2           166             4               291            5
   925                 2                4             11              1             2             1                 5            2
   926               568            1,036          3,721            209           680           323             3,527          525
   928               -                -              -              -             -             -                 123          -
   930.1             -                -              -           15,615           -             -                 -            -
   930.2             911              990          1,232          2,406           685           111             8,233        2,145
   931               420              799          2,537            260           155           674             5,349          598
   932                51              142          1,514             21            89         5,516             1,544           35
   403                83              617          6,607            160            97         1,926               229          205
   408               446              818          2,915            173           580           255               319          364
   409               -                -              -              -             -             -                 300          -
   410               -                -              -              -             -             -                 -            -
   411               -                -              -              -             -             -                 -            -
   426.1             -                -               27            563           -             -                 135           81
   427                68              164            278             95           -              (6)              163          235
   430                12               60            575             37            20           592               -             40
   431                 6               28            261             17             8           267               105           18
             -----------          -------        -------        -------       -------       -------           -------      -------
Expenses          11,656           32,661         81,847         26,143        49,071        14,620            20,195       38,055
   421              (278)            (778)        (2,034)          (623)       (1,660)         (349)             (482)        (907)
               ---------          -------        -------        -------       -------       -------           -------      -------

TOTAL COSTS      $11,378          $31,883        $79,813        $25,520       $47,411       $14,271           $19,713      $37,148
                 =======          =======        =======        =======       =======       =======           =======      =======


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920


                                                    DEPARTMENTAL SALARY EXPENSE
                                            --------------------------------------------------
NAME OF DEPARTMENT                                      INCLUDED IN AMOUNTS BILLED TO                 PERSONNEL
------------------                                      --------------------------------------        ---------
Indicate each department                    TOTAL       PARENT          OTHER          NON            END OF
or service function                         AMOUNT      COMPANY       ASSOCIATES    ASSOCIATES         YEAR
                                            ------      -------       ----------    ----------        ------


Engineering                                 65,692          32           64,956         704           678

Executive                                    8,101         752            6,719         630            13

Finance & Accounting                        19,107       1,924           16,676         507           184

Governmental Affairs                         1,317          25            1,292         -              13

Human Resources & Admin.                    22,490          13           22,458          19           263

Information Resources                       73,090          77           72,855         158         1,132

Internal Auditing                            6,624         479            6,145         -              67

Planning Marketing
 Research & Support                         11,437         406           11,031         -              71

Production                                  46,666          15           46,379         272           625

Public Relations                             2,600         996            1,604         -              36

Research & Environmental
 Affairs                                     8,756           3            4,619       4,134            97

System Aircraft                              3,484         -              3,484         -              53

External Affairs                             7,644         482            7,094          68            68

Administrative & General                     9,317         228            9,089         -              -
                                           -------       -----          -------       -----           ---


      TOTAL                                286,325       5,432          274,401       6,492         3,300
                                           =======       =====          =======       =====         =====


24

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by subaccount of outside services
                           employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                              RELATIONSHIP
                                              "A"=ASSOCIATE
                             DESCRIPTION OF   "NA"= NON
FROM WHOM PURCHASED          LARGEST INVOICE   ASSOCIATE           AMOUNT
-------------------          ---------------  -------------        ------

Legal Services
Akin, Gump, Strauss,
  Hauer & Feld               Legal Services         NA              129
Balch & Bingham              Legal Services         NA            3,599
Dorsey & Whitney             Legal Services         NA              213
Edison Electric Institute    Legal Services         NA              162
Hopping, Green, Sams
    & Smith                  Legal Services         NA              120
Hunton & Williams            Legal Services         NA              265
Jones, Day, Reavis & Pogue   Legal Services         NA              269
McDermott, Will & Emery      Legal Services         NA              375
Ryan, Phillips, Utrecht
    & Mackinnon              Legal Services         NA              121
Shearman & Sterling          Legal Services         NA              115
Troutman, Sanders            Legal Services         NA            6,487


Twenty-Six Other Items Less
    than $100,000                                   NA              481
                                                                 ------
                                 Subtotal - Legal Services       12,336
                                                                 ------

Auditing Service

Arthur Andersen LLP          Audit Services         NA            1,393

One Other Items Less

    than $100,000                                   NA               25
                                                                 ------
                                 Subtotal - Auditing Services     1,418
                                                                 ------

(Continued on Page 24A)

                                                                            24A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by subaccount of outside services
                           employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.



                                                            RELATIONSHIP
                                                            "A"=ASSOCIATE
                             DESCRIPTION OF                 "NA"= NON
FROM WHOM PURCHASED          LARGEST INVOICE                 ASSOCIATE           AMOUNT
-------------------          ---------------                -------------        ------


Engineering Services
ABB C-E Services, Inc.       Contract Engineering Serv.             NA            211
Atlanta Technical Support    Contract Engineering Serv.             NA            822
BE&K Engineering Co.         Contract Engineering Serv.             NA         15,382
Bechtel Power Corp.          Contract Engineers-Constructors        NA          5,597
The Babcock & Wilcox Co.     Contract Engineering Serv.             NA            112
Foster Wheeler Develop-
    ment Corp.               Power Systems Development-DOE          NA            188
Foster Wheeler USA Corp.     Power Systems Development-DOE          NA            187
GECOH Exploration, Inc.      Contract Engineering Serv.             NA            203
HDR, Inc.                    Contract Engineering Serv.             NA            129
Industrial Services
    of Alabama, Inc.         Contract Engineering Serv.             NA            273
PB Power Ltd., Merz &
    McLellan                 Contract Engineering Serv.             NA            234
The M.W. Kellogg Co.         Contract Engineering Serv.             NA            520
NWL                          Contract Engineering Serv.             NA            136
Shelby Steel-Vincent, Inc.   Contract Engineering Serv.             NA            148
Siemens Westinghouse
    Power Corp.              Contract Engineering Serv.             NA            430
Southern Research Institute  Power Systems Development-DOE          NA          1,008


Ninety-One Other Items
    Less than $100,000                                                          1,578
                                                                              -------

                                 Subtotal - Engineering Services               27,158
                                                                              -------

(Continued on Page 24B)

24B

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by subaccount of outside services
                           employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.



                                                                      RELATIONSHIP
                                                                      "A"=ASSOCIATE
                                DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED             LARGEST INVOICE                        ASSOCIATE       AMOUNT
-------------------             ---------------                       -------------    ------

Other Services

ADECCO Services                 Temporary Services                         NA          4,427
Alabama Power Company           Consulting Services                        A          12,244
Alpha-Omega Power
    Technologies                Consulting Services                        NA            165
Alstom ESCA Corp.               Information Technology Services            NA            130
Andersen Consulting LLP         Consulting Services                        NA          6,657
Ann Randazzo                    Consulting Services                        NA            102
Aon Consulting                  Consulting Services                        NA            212
Argenbright Security, Inc.      Security Services                          NA            200
Arthur Andersen LLP             Consulting Services                        NA            601
Atlantic Technologies, LTD      Consulting Services                        NA            128
Atmospheric Research &
    Analysis, Inc.              Consulting Services                        NA            629
Barbour, Griffith & Rogers      Consulting Services                        NA            228
Billy Andrade                   Sports Marketing                           NA            300
Blankenship & Seay
    Consulting                  Consulting Services                        NA            239
C&LAN Technology, Inc.          Information Technology Services            NA            127
Caddell Construction Co.        Erection Services                          NA          1,609
Cauthen & Associates            Consulting Services                        NA            471
CDA Investment Technologies,
    Inc.                        Consulting Services                        NA            113
Charles Rose Consultants        Coal Assessment Services                   NA            134
Chicago Interface Group         Consulting Services                        NA            247
Clarkston Potomac Group,Inc.    Consulting Services                        NA            285
Compass America, Inc.           Consulting Services                        NA            103
Comprehensive Computer
  Consulting                    Consulting Services                        NA         12,209
Configured Energy Systems,
    Inc.                        Software Consulting Services               NA            166
Consumermetrics, Inc.           Consulting Services                        NA            581
Custom Contract Programming     Contract Programming                       NA            229
Decision Strategies/Fairfax
    International               Consulting Services                        NA            333
Decisionone                     Consulting Services                        NA            142
Deloitte & Touche LLP           Consulting Services                        NA            586


(Continued on page 24C)


                                                                            24C

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by subaccount of outside services
                           employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.



                                                                      RELATIONSHIP
                                                                      "A"=ASSOCIATE
                                DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED             LARGEST INVOICE                        ASSOCIATE       AMOUNT
-------------------             ---------------                       -------------    ------

Dependable PC Consulting        Consulting Services                       NA            104
DNA Communications LLC          Consulting Services                       NA            176
Docucorp International          Programming Services                      NA            781
Doozer Software, Inc.           Software Consulting Services              NA            169
Duff & Phelps Credit
    Rating Company              Financial Services                        NA            104
Dun & Bradstreet                Marketing Services                        NA            398
Electric Power Research
    Institute                   Research and Development                  NA          2,732
Elrick & Lavidge, Inc.          Survey Services                           NA            245
Empower Corporation             Consulting Services                       NA            116
Energy Files                    Consulting Services                       NA            126
Engineering Planning &
    Management, Inc.            Software Consulting Services              NA            107
Equifax Credit Info. Serv.      Credit Information Services               NA            656
Ernst & Young                   Consulting Services                       NA            116
Fuelcell Energy, Inc.           Research Services                         NA            500
GE Harris Energy Systems        Energy Management Services                NA            592
Georgia Power Company           Project Support                           A           8,081
Gulf Power Company              Project Support                           A             990
Hagler Bailly Consulting,
    Inc.                        Consulting Services                       NA            163
Hawthorn Group                  Consulting Services                       NA          3,779
Henwood Energy Serv.,Inc.       Consulting Services                       NA            111
Hewitt Associates               Personnel Services                        NA          5,301
Hogan & Hartson                 Consulting Services                       NA            110
Intellinet                      Information Technology Services           NA            145
International Bus. Machine      Consulting Services                       NA          7,988
J. P. Morgan Securities,Inc.    Financial Services                        NA            340
Jordan Jones & Goulding,Inc.    Consulting Services                       NA            185
Keith Bissell                   Consulting Services                       NA            146
Keppler Associates, Inc.        Consulting Services                       NA            105
Ketchum Public Relations,
    Inc.                        Public Relations Services                 NA            238
Lehman Brothers                 Financial Services                        NA            174


(Continued on page 24D)

24D

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by subaccount of outside services
                           employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.



                                                                       RELATIONSHIP
                                                                       "A"=ASSOCIATE
                                 DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED              LARGEST INVOICE                        ASSOCIATE        AMOUNT
-------------------              ---------------                       -------------     ------


Lukens Consulting Group,Inc.     Consulting Services                        NA            230
Magi-Ware, Inc.                  Programming Services                       NA            130
Market Strategies, Inc.          Marketing Services                         NA            213
Marketing & Planning Sys         System Development                         NA            876
Marketpro                        Marketing Services                         NA            306
Matrix Resources, Inc.           Consulting Services                        NA            250
Mellon Equity Associates,LLP     Financial Services                         NA            166
Merrill Consultants              Financial Services                         NA            224
Merrill Lynch Trust Co.          Financial Services                         NA          1,527
Metamor Information Tech.        Information Technology Services            NA            488
Metro Atlanta Host
    Committee, Inc.              Sports Marketing                           NA            300
Microsoft Enterprise Serv        Consulting Resources                       NA            233
Moody's Investor Services        Financial Services                         NA            223
Morgan Stanley & Co., Inc.       Financial Services                         NA            127
Nature Conservancy               Environmental Studies                      NA            130
New York Stock Exchange,
    Inc.                         Financial Services                         NA            404
Outlook Policy Forum, Inc.       Consulting Services                        NA          4,991
Paine Webber                     Consulting Services                        NA            400
Peoplesoft, Inc.                 Software Consulting Services               NA            161
Performance Contractors,
    Inc.                         Personnel Services                         NA            179
PGI-Atlanta                      Consulting Services                        NA            703
Platinum Technology              Software Consulting Services               NA            135
Power Policy Group               Consulting Services                        NA            300
Pricewaterhouse, Coopers,LLP     Software Consulting Services               NA            501
Pro Staff                        Personnel Services                         NA            190
Professional Diversified
    Service                      Consulting Services                        NA            285
Rebis Software                   Software Consulting Services               NA            115
Regional Economic
  Research                       Consulting Services                        NA            376
Renaissance Worldwide
    IT Consulting, Inc.          Consulting Services                        NA            239


(Continued on page 24E)

                                                                            24E

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

INSTRUCTIONS:              Provide a breakdown by subaccount of outside services
                           employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                                      RELATIONSHIP
                                                                      "A"=ASSOCIATE
                                DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED             LARGEST INVOICE                        ASSOCIATE       AMOUNT
-------------------             ---------------                       -------------    ------

Resource Data International     Consulting Services                       NA            121
Richmark Group, Inc.            Marketing Services                        NA            241
Robert Cobb                     Consulting Services                       NA            100
Salomon Smith Barney            Financial Services                        NA            345
Sanders Morris Mundy            Consulting Services                       NA            325
Sanford V. Berg, PH.D.          Consulting Services                       NA            130
Savannah Electric &
    Power Co.                   Project Support                           A             140
Science Applications
    International               Information Technology Services           NA            389
Scott, Madden & Assoc., Inc.    Consulting Services                       NA          2,523
Shepardson Stern & Kaminsky     Marketing Services                        NA            498
Shoreline Utility Advisors      Consulting Services                       NA            125
Smith-Free Group                Consulting Services                       NA            136
Software Spectrum               Software Upgrade Services                 NA            321
Southern Company
  Energy Solutions, Inc.        Project Support                           A             359
Southern Energy
    Constructors Inc.           Erection Services                         NA         11,748
Southern Nuclear                Project Support                           A             370
Southern Research Institute     Consulting Services                       NA            496
SPEC Group Holdings, Inc.       Personnel Services                        NA          1,528
Sprint Paranet, Inc.            Contract Programming                      NA          1,158
Standard & Poor's Corp.         Financial Services                        NA            138
Sunbelt Builders, Inc.          Erection Services                         NA            265
Systems Applications Intl       Consulting Services                       NA            441
TATA Consultancy Services       Systems Support                           NA          1,786
Tech Providers, Inc.            Personnel Services                        NA            288
Teksystems                      Information Technology Services           NA            505
Thermafiber                     Research Services                         NA            200
Towers Perrin                   Survey Services                           NA            314
TQS Research, Inc.              Market Research Studies                   NA            118
Witness Systems, Inc.           Consulting Services                       NA            303
Z Group, LLC                    Consulting Services                       NA            210


    1,550 Other Items Less Than $100,000                                  NA          14,399
                                                                                     -------

                                              Subtotal - Other Services              132,797
                                                                                     -------

                                                         TOTAL                       173,709
                                                                                     =======


25

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                   AMOUNT
-----------                                                   ------

Pensions                                                   $ (2,187)

Early Retirement Benefits                                     1,004

Flexible Credit Benefits - Company Contributions             10,912

Post Retirement Medical Benefits                              5,748

Post Retirement Life Benefits                                 2,568

Educational Assistance Plan                                     159

Minority Scholarship Program                                     14

Employee Savings Plan/ESOP - Company Contribution             7,610

Employee Health and Physical Examinations                        72

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                             391
                                                            -------

    TOTAL                                                   $26,291
                                                            =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1

INSTRUCTIONS:              Provide a listing of the amount included in Account
                           930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

In the past, advertising expenses were paid directly by the Southern Company. In 1999, however, Southern Company Services began to reflect these expenses on its books. While these costs are billed to the holding company, the change was made to recognize the Service Company's role in managing these expenses and to add efficiency to the operations of the company. 1999 advertising expenses are as follows:

DESCRIPTION                        NAME OF PAYEE                    AMOUNT
-----------                        -------------                    ------

Corporate Branding         American Broadcasting Company          $    108

Direct Mailing             Bennett Kuhn Varner, Inc.                    74

Corporate Branding         Laser & Lighting Design                      24

Corporate Branding         Market Strategies, Inc.                      68

Sports Marketing           PGA Tour, Inc.                               88

Corporate Branding         Shepardson, Stern & Kaminsky             15,230

                           All other Items                              23
                                                                   -------

                           TOTAL                                   $15,615
                                                                   =======

27

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

INSTRUCTIONS: Provide a list of the amount included in Account 930.2,
              "Miscellaneous General Expenses", classifying the items according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                    AMOUNT
-----------                                                    ------


Employee Training                                              4,193

Expenses of SCS Employees Located at Operating Co.            21,271

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                       3,973

Dues and Memberships                                           1,779

Recruiting, Interviewing, & Placement
  of Employees                                                   254

Other General Expenses                                         6,357
                                                              ------

    TOTAL                                                     37,827
                                                              ======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                      RENTS

                                   ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                           AMOUNT
-----------                                                           ------

Office Rents                                                         $21,457

Computer and Other Data Processing Equipment Rental                   46,914

Software Rental                                                        4,044

Aircraft Rental                                                          237

All Other (Automobile, Office Furniture & Equipment,
    Miscellaneous Storage, Equipment Rental & Aircraft)                4,138
                                                                     -------

    TOTAL                                                            $76,790
                                                                     =======

29

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                      AMOUNT
-----------                                                      ------


Other Than U.S. Government Taxes

    State Unemployment                                             154

    City/Business License Tax                                        5

    Property and Other City and State                            1,120
                                                               -------

         Subtotal - Other                                        1,279
                                                               -------


U.S. Government Taxes

    Federal Insurance Contributions Act                         17,724

    Federal Unemployment                                           220
                                                               -------

         Subtotal - U.S. Government                             17,944
                                                               -------


    TOTAL                                                       19,223
                                                               =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                           PURPOSE OF DONATION     AMOUNT
-----------------                           -------------------     ------

American Academy in Berlin                  Civic & Charitable          60
American Cancer Society                     Civic & Charitable           4
Andrade/Faxon Charities for Children        Civic & Charitable           9
Atlanta Chamber of Commerce                 Civic & Charitable          11
Atlanta Sports Council                      Civic & Charitable          13
Atlanta Tribute                             Civic & Charitable          15
Auburn University                           Civic & Charitable          10
Auburn University Foundation                Educational Matching        11
Big Brothers/Big Sisters of Metro Atlanta   Civic & Charitable          13
Birmingham Area Chamber of Commerce         Civic & Charitable          11
Boy Scouts of America                       Civic & Charitable           8
Breast Cancer Detection Center of Alaska    Civic & Charitable          13
Business Institute for Political Analysis   Support of Program           5
Cahaba Girl Scouts                          Civic & Charitable          16
Callanwolde Fine Arts Center                Civic & Charitable           5
CARE                                        Civic & Charitable          10
Christmas in April Atlanta                  Civic & Charitable           5
Committee for Economic & Cultural Dev.      Civic & Charitable           5
Democratic Congressional Campaign
    Committee Building Fund                 Support of Program          35
Democratic Leadership Council               Support of Program          10
Democratic National Committee
    Building Fund                           Support of Program          25
Democratic Senatorial Campaign
    Committee Building Fund                 Support of Program          30
Economic Forecasting Center                 Civic & Charitable           4
Eisenhower Center Building Fund             Support of Program          42
Florida Citizens for a Sound Economy        Civic & Charitable           5
Fort Bend CASA                              Civic & Charitable           6
FUQUA MBA Games                             Civic & Charitable           4
Georgia Business Forum, Inc.                Civic & Charitable           4
Georgia Institute of Technology             Educational Matching        18
Georgia State University                    Educational Matching         4
Georgia State University Educational
    Foundation, Inc.                        Civic & Charitable         100
Georgia Tech Foundation, Inc.               Civic & Charitable          10
Georgia Youth Science & Technology
    Center                                  Civic & Charitable          15
Gresham Middle School                       Civic & Charitable           6
Hank Aaron Chasing the Dream Foundation     Civic & Charitable           5
Harvard University                          Civic & Charitable          10
Hawkshaw Lagoon Fund                        Civic & Charitable           5
Junior Achievement of Greater Birmingham    Civic & Charitable           8
Kennedy Center                              Civic & Charitable           8
Lombardi Cancer Center                      Civic & Charitable           5
Lupus Foundation of America, Inc.           Civic & Charitable           5
March of Dimes Birth Defects                Civic & Charitable          11

30A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                    DONATIONS

                                  ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT                            PURPOSE OF DONATION      AMOUNT
-----------------                            -------------------      ------

National Alliance of Business                Civic & Charitable            5
National Osteoporosis Foundation             Civic & Charitable           10
National Race for the Cure                   Civic & Charitable            5
National Republican Congressional
    Committee Building Fund                  Support of Program           75
National Republican Senatorial
    Committee Building Fund                  Support of Program           55
National Society of Black Engineers          Civic & Charitable            5
Opportunity XXI                              Civic & Charitable           10
Prevent Blindness Georgia                    Civic & Charitable            5
Republican Party of Kentucky Building Fund   Support of Program           10
Resources for the Future                     Civic & Charitable           25
Samford University                           Educational Matching          4
Southeastern Legal Foundation, Inc.          Civic & Charitable           25
Taste of the South                           Support of Program           23
Tennessee Technological University           Civic & Charitable            3
Texas Citizens for a Sound Economy           Civic & Charitable            5
The Arby's Foundation                        Civic & Charitable            5
The Carter Center                            Civic & Charitable           89
The Jefferson Islands Club                   Support of Program            5
The National Coal Council                    Support of Program           11
The Nature Conservancy                       Civic & Charitable           15
The Presidents Cup                           Civic & Charitable           18
The University of Alabama at Birmingham      Civic & Charitable            4
United States Asia Foundation                Civic & Charitable           25
United States Energy Association             Support of Program            3
United Way of Central Birmingham             Civic & Charitable          122
United Way of Metropolitan Atlanta           Civic & Charitable          250
University of Alabama                        Educational Matching         11
University of Chicago                        Civic & Charitable            4
Utility Business Education Coalition         Civic & Charitable            5


60  Other Items (Less than $3,000)           Civic & Charitable           69

76  Other Items (Less than $3,000)           Employee Matching Gift       40

2   Other Items (Less than $3,000)           Support of Program            4
                                                                       -----


    TOTAL                                                              1,544
                                                                       =====

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other
              Deductions", classifying such expenses according to their nature.


DESCRIPTION                      NAME OF PAYEE                    AMOUNT
-----------                      -------------                    ------



NOT APPLICABLE

32

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:              The space below is provided for important notes
                           regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on Page 17

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                             (Thousands of Dollars)

                                  SCHEDULE XIX

                             FINANCIAL DATA SCHEDULE

    Net Service Company Property                            133,033
    Total Investments                                         1,936
    Total Current and Accrued Assets                        165,299
    Total Deferred Debits                                    11,832
    Balancing Amount for Total Assets and Other Debits          -
    Total Assets and Other Debits                           312,100
    Total Proprietary Capital                                   875
    Total Long-Term Debt                                     47,068
    Notes Payable                                             6,532
    Notes Payable to Associate Companies                     17,000
    Balancing Amount for Total Current and Accrued
      Liabilities                                           137,308
    Total Deferred Credits                                  103,317
    Accumulated Deferred Income Tax Credits                     -
    Total Liabilities and Proprietary Capital               312,100
    Services Rendered to Associate Companies                750,217
    Services Rendered to Nonassociate Companies              32,835
    Miscellaneous Income or Loss                             15,692
    Total Income                                            798,744
    Salaries and Wages                                      286,325
    Employee Pensions and Benefits                           26,291
    Balancing Amount for Total Expenses                     486,128
    Total Expenses                                          798,744
    Net Income (Loss)                                           -
    Total Cost of Service (Direct Costs)                    633,241
    Total Cost of Service (Indirect Costs)                  142,188
    Total Cost of Service (Total)                           783,052
    Number of Personnel End of Year                           3,300

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               ORGANIZATION CHART

                      Chairman and Chief Executive Officer
                                Southern Company

                      President
                      & Chief
                      Operating
                      Officer -
                      Southern Co.

Sr. VP-         Sr. VP-    Sr. VP-      President     Sr. VP-     Exec. VP-    Sr. VP-       Director    Exec. VP      Sr. VP &
Transmission    Chief      Comp-        Southern Co.  Human       Chief        External      Internal    Finance,      General
Planning &      Info.      troller      Genera-       Resources   Marketing    Affairs       Auditing    Treasurer     Counsel(2)
Operations      Officer    & CFO        tion(1)       (2)         Officer(2)   (2)           (2)         (2)
(1)             (1)        (1)

                                        Exec. VP                  VP Market-   VP Corp.                  VP-Financial  VP-Corp.
                                        Engineer-                 ing & New    Communica-                Planning &    Secretary
                                        ing                       Business     tion                      Analysis      & General
                                                                  Development                                          Counsel

                                        VP Research                            VP Govern-                Treasurer
                                        Environ-                               mental
                                        mental                                 Affairs
                                        Affairs

                                        VP Procure-                            VP Environ-               Director
                                        ment &                                 mental                    Trust
                                        Materials                              Affairs                   Finance

                                        VP Southern                                                      Director
                                        Wholesale                                                        Risk
                                        Energy                                                           Management

                                        VP Genera-
                                        tion Plan-
                                        ning & Dev.

                                        VP Fuel
                                        Services

                                        VPs Senior
                                        Production
                                        Officers
                                        (5 Positions)



(1)  Direct reports to President & COO of Southern Company.
(2)  Direct reports to Chairman, President & CEO of Southern Company.

35

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                              METHODS OF ALLOCATION

SCS uses statistics based on a single year with a one-year lag; therefore, 1999 allocations were based on 1997 statistics.

     1.     Annual Operating Area Territorial Load Basis

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), was charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load is of the total annual operating area territorial load of Southern Company, defined as total energy generated plus energy received minus energy delivered.

     2.     Customer Basis

            Each Client Operating Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its average number of customers is to the total average number of customers of Southern Company, other than SEGCO.

     3.     Employee Basis

            Each Client Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its number of employees is of the total number of employees of all Client Companies, other than SEGCO. Employee groups not benefiting from the services are not included in the allocation.

     4.     Direct Billing Basis

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its applicable Service Company direct billings is to the total Service Company direct billings.

     5.     Financial Basis

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of Southern Company.

            In 1999, Southern Company Services began using versions of the Financial Basis that recognized only domestic statistics. The existing versions, based on worldwide statistics, continued to be used as appropriate.

                                                                            35A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                              METHODS OF ALLOCATION

     6.     Fossil Fuel Generation Basis

            Each Client Operating Company was charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of Southern Company.

     7.     Fossil and Hydro Capacity Basis

            Each Client Company was charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for Southern Company.

     8.     Fossil Capacity Basis

            Each Client Company was charged the factor determined by dividing the total fossil generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil generating capacity for Southern Company.

     9.     Insurance Premium Basis

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of Southern Company.

    10.     Number of Vehicles Basis

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of vehicles is to the total vehicles for Southern Company.

    11.     Salary Basis

            Each client company was charged that percentage of the total Service Company charges to be distributed by this method which its amount of historical SCS billed labor is to the total SCS billed historical labor of all applicable companies. In addition, overhead charges are allocated to the applicable companies based on actual labor charges in the current period.

    12.     Southern System Basis  (Capitalization)
            ---------------------

            Each Client Company was charged for the charges to be distributed by this method in the ratio of such Client Company's total domestic capitalization to the sum of the total domestic capitalization of all Client Companies.

35B

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                              METHODS OF ALLOCATION

    13.     Personal Computers Basis

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of PCs is to the total PCs for Southern Company.

    14.     Number of Officers and Directors

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of defined officers and directors is to the total for Southern Company.

    15.     Market-Based Equity

            Each Client Company was charged in the ratio of such company's total book equity, adjusted to fair market value, to the sum of the total market-based equity of all Client Companies.

    16.     System Aircraft

            Passengers on system aircraft were charged a rate based on comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares were allocated to all associate companies as an availability fee based on the number of executives at each company.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1999:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 1999, Southern Company Services initiated short-term borrowings exclusively from The Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 4.87192% to 5.76702%. Interest in the amount of $2,351,924.90 was accrued on The Southern Company borrowings and was billed to the client companies.

As of December 31, 1999, Southern Company Services had long-term debt outstanding from various institutions in the amount of $53,600,000.00. The interest rates on these borrowings ranged from 7.25% to 13.0%. Interest of $4,085,954.05 was accrued and billed to the client companies.

In addition, during 1999, Southern Company Services incurred other interest of $257,345.09 related to the Deferred Compensation Plan and $924,329.20 related to Transmission Access deposits.

All interest was billed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The interest on total service company indebtedness was billed to the associate and nonassociate companies as follows:

         The Southern Company                        $  317,362.39
         Alabama Power Company                        2,137,628.71
         Georgia Power Company                        2,699,827.93
         Gulf Power Company                             411,190.56
         Mississippi Power Company                      454,009.44
         Savannah Electric & Power Company              180,471.43
         Southern Electric Generating Company            32,349.96
         Southern Energy, Inc.                          236,145.80
         Southern Nuclear Operating Company, Inc.       836,586.27
         Southern Company Energy Solutions, Inc.        119,826.74
         Southern Communications Services, Inc.          70,489.55
         Southern Electric Railroad Company               6,868.66
         Southern Telecom Inc.                           16,756.84
         Nonassociate                                   103,226.40
                                                     -------------

                                                     $7,622,740.68

37

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1999

                                SIGNATURE CLAUSE

                                    Pursuant to the requirements of the Public
                           Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                      Southern Company Services, Inc.
                                    ---------------------------------
                                      (Name of Reporting Company)


                                    By:
                                            (Signature of Signing Officer)

                             W. Dean Hudson, Senior Vice President, Comptroller
                                       and Chief Financial Officer
                                (Printed Name and Title of Signing Officer)


                           Date:        April 27, 2000
                                  --------------------